Mail Stop 6010   May 24, 2007

Mr. John R. Perkins
President
First Trinity Financial Corporation
7633 E. 63rd Place, Suite 230
Tulsa, Oklahoma 74133

Re: First Trinity Financial Corporation
**   Form 10-SB filed April 30, 2007**
**   File No. 0-52613**

 Dear Mr. Perkins:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10SB

General

1.   Your financial statements were stale as of May 16, 2007 and should be updated
        through the first quarter that ended on March 31, 2007. Your next amendment
        must comply and you must file this amended registration statement no later than
        June 29, 2007, which is the date your registration statement will automatically
        become effective by operation of law. The staff will defer any further review of
        your registration statement until you file an amendment with first quarter financial
        statements and information. Please refer to Item 310(g) of Regulation SB.

2.   Please update the non-financial disclosures throughout the document to the most recent date practicable.

Trinity Life Insurance Company, page 3

3.   Please expand the discussion to further identify Investors Heritage including the nature of its business, location, experience, and any affiliation with the registrant, promoters or affiliates.

4.   Please expand the discussion to further clarify the nature of the business you will actually conduct and those functions related to the operation of a life insurance company that will be conducted by others. In this regard, it appears that your business is basically that of an insurance sales agency.

5.   Please explain the significance of having $2 million of capital and surplus. Is this a state mandated minimum amount? How does the level of capital and surplus affect your business, i.e. what dollar value of life insurance can you sell with $2 million of capital and surplus?

6.   Please discuss how you intend to obtain your profits, if any.   To what extent do you anticipate generating revenues from commissions or other sales related fees or derive income generated from your investments, respectively. Who will make the investment decisions?

7.   We note the discussion on page 4 that "the base insurance coverage decreases each year until an ultimate benefit amount is attained." Please expand the discussion to explain why this feature is significant and how it operates.

8.   Please expand the discussion to explain whether and how the company anticipates it will derive income from your principal product. In this regard, we note the life insurance component decreases over time and that the annuity rider does not contain any fees or load. How will funds be generated to fulfill the annuity component of the product? Who will manage this aspect of the product and how will they be compensated?

Products of TLIC

9.   Please disclose the terms of all of the different annuity product riders you are currently offering including material terms which distinguish an annuity product from a straight investment product such as requirements to annuitize, guarantees of principal invested pre and post annuitization, life time guaranteed income benefits, etc., as may be applicable. Describe how you intend to be able to afford to provide any such features to participants as we understand from the disclosure you have provided that you do not charge purchasers any fees other than surrender charges during the first ten years of the contract.

10. Describe the type of investment accounts and the specific number and range of investment products that purchasers of your annuity contracts may currently choose. Quantify the amount of funds that purchasers of annuities have invested in your various investment options.

11. Disclose the face amount of both annuities purchased and life insurance purchased and life insurance premiums received since you have begun to sell policies in March of this year.

Product marketing and sales, page 4

12. Please update the discussion throughout the document to the most recent date practicable.

13. Please expand the discussion to describe the marketing techniques you utilized for your public offering.

14. Please explain how your stockholder base provides a referral system and how such system operates.

15. Please expand the discussion to explain the relationship between the "agency force" that sold your stock and your captive insurance agents.

16. Please explain why you anticipate that independent general agents, instead of your captive agents, will sell any single premium deferred annuity and worksite products you develop.

Reinsurance, page 4

17. Please file as an exhibit the agreement with Munich American Reinsurance Company and Investors Heritage Life Insurance Company.

Investments, page 4

18. Please explain what you mean by the statement you are reviewing your options. To what options are you referring? For example, are you referring to which adviser you may select, any strategies you want to pursue, or whether your management will make the ultimate investment decisions?

19. You state in this section that the company is not subject to the limitations which restrict the investments made by TLIC. We assume that you are referring to the parent company. Please explain the significance of this statement and whether and how you anticipate it will benefit your insurance operations or your operations in general.

Competition, page 5

20.   Please expand the discussion to describe generally the methods of competition in
        your industry.

21.   Indicate specifically how you intend to compete against larger insurance
        companies offering annuity products containing guarantees of principal and life
        time income benefits on a pre and post annuitization basis. Identify the major
        competitors in the annuity insurance market.

22.   Identify the major competitors in the whole life insurance market and disclose
        specifically how you intend to compete in this market. Explain in detail how you
        differentiate your product and identify the market niche in which you believe you
        can compete.

Governmental Regulation, page 5

23.   Please expand the discussion to describe specifically the regulations that affect
        your business operations and how they affect these operations. For example, do
        the forms you use have to be approved and how long is the process; do the
        premium rates for your lines of business have to be approved, how long is the
        process, and does the same process apply to rate increases or decreases; and do
        the products you intend to sell have reserve requirements and what are they. We
        may have additional comments.

24.   Please explain why the cost of putting a new policy in force in usually greater
        than the first year's policy premium. For example, if your agents receive
        commissions on the products you sell, does the commission exceed the first year's
        premium?

25.   Please explain whether and how regulation as an insurance company holding
        company system may affect your business operations and any potential
        distributions to your shareholders. For example, are there restrictions on the
        payment of dividends from an insurance company subsidiary to its parent holding
        company?

Acquisitions of other companies, page 6

26.   Please define the term "third-party" administrators when referring to insurance-
        related companies as potential acquisitions.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 7

27.   It appears that you have had revenues in each of the last two fiscal years. As
        such, please revise your discussion here to provide a comparative analysis of your
        results of operations. Refer to Item 303 of Regulation S-B.

Employees, page 7

28.   Please indicate the number of your employees that are licensed insurance agents in Oklahoma.

Employees, page 9

29.   We note your statement under "plan of operation" that you intend to hire life insurance agents and that the recruiting, training and hiring of captive agents will be a continuous process. Please reconcile these statements with the fact you do not expect any significant changes in the number of employees.

Security Ownership of Directors and Management, page 11

30.   Footnote (1) is not reflected in the table of shareholders. Please revise or advise.

Executive Compensation, page 14

31.   Please expand the discussion to indicate whether you have employment contracts with your key executives and, if applicable, describe the material terms of such contracts.

32.   Please expand the discussion to indicate how the bonus for 2006 was determined.

Report of Independent Registered Public Accounting Firm, page 22

33.   Please have your auditors tell us if they performed the audit work in Oklahoma and if the firm is licensed to practice in Oklahoma.

Consolidated Statement of Changes in Stockholder's Equity, page 25

34.   Please revise your presentation here to present this statement in a columnar format. Ensure that the statement is presented in the form of a reconciliation of the beginning balance to the ending balance for each period for which an income statement is required to be filed with all significant reconciling items described by appropriate captions. Lastly, please ensure that a user can clearly identify the ending balance of each major equity item (i.e. common stock, additional paid in capital) at the end of each period required to be presented.

<u>Notes to Consolidated Financial Statements, page 27</u>

<u>1. Organization and Accounting Policies, page 27</u>

<u>Net Loss Per Common Share, page 29</u>

35.   You indicate on page 29 that you used 4,532,632 shares in computing loss per share in 2006. The balance sheet indicates 3 million shares outstanding at December 31, 2005 and 2006. Please expand your disclosure to explain why shares not yet issued are used in computing loss per share. Provide us references to supporting accounting literature. Disclose why these shares have not been issued as of December 31, 2006 and whether there were any restrictions on the cash proceeds for shares that had not yet been issued.

<u>9. Subsequent Event, page 33</u>

36.   Please revise your disclosure to include the number of shares issued in conjunction with the public stock offering. Also clarify the amount of money raised in 2007. Clearly indicate the amount received in 2007 that is not included on the December 31, 2006 balance sheet.

*   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tabatha Akins at (202) 551-3658 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

        Sincerely,

Jeffrey Riedler
Assistant Director